================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)

                               (AMENDMENT NO. 2)*


                             COLORADO MEDTECH, INC.
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                                (NAME OF ISSUER)

                           COMMON STOCK, NO PAR VALUE
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                         (TITLE OF CLASS OF SECURITIES)

                                   19652U 10 4
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                                 (CUSIP NUMBER)

                              MICHAEL A. KING, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                 767 5TH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
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           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)

                                OCTOBER 19, 2000
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(E), 13D-1(F) OR 13D-1(G), CHECK THE FOLLOWING BOX
|_|.

NOTE. SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13D-7(B) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT .

                         (CONTINUED ON FOLLOWING PAGES)

                               (PAGE 1 OF 4 PAGES)

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*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S
INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

NY2:\962896\04\KMZ404!.DOC\99980.0025

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
CUSIP No.                       19652U 10 4                             13D                      Page 2 of 4 pages
---------------------------------------------------------------------           ---------------------------------------------------

------------------------- ---------------------------------------------------------------------------------------------------------
           1              NAME OF REPORTING PERSON:                   ANTHONY J. FANT
                          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

------------------------- ---------------------------------------------------------------------------------------------------------
           2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                            (A) [_]
                                                                                                                       (B) [_]
------------------------- ---------------------------------------------------------------------------------------------------------
           3              SEC USE ONLY
------------------------- ---------------------------------------------------------------------------------------------------------
           4              SOURCE OF FUNDS*

------------------------- ---------------------------------------------------------------------------------------------------------
           5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)    [__]
------------------------- ---------------------------------------------------------------------------------------------------------
           6              CITIZENSHIP OR PLACE OF ORGANIZATION:       UNITED STATES

------------------------------- ----- ---------------------------------------------------------------------------------------------
          NUMBER OF              7    SOLE VOTING POWER:                        1,214,300
            SHARES
                                ----- ---------------------------------------------------------------------------------------------
         BENEFICIALLY            8    SHARED VOTING POWER:                      0
           OWNED BY
                                ----- ---------------------------------------------------------------------------------------------
             EACH                9    SOLE DISPOSITIVE POWER:                   0
           REPORTING
                                ----- ---------------------------------------------------------------------------------------------
         PERSON WITH             10   SHARED DISPOSITIVE POWER:                 1,214,300

------------------------- ---------------------------------------------------------------------------------------------------------
           11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING      0
                          PERSON:

------------------------- ---------------------------------------------------------------------------------------------------------
           12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:                          [_]

------------------------- ---------------------------------------------------------------------------------------------------------
           13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                                     0%

------------------------- ---------------------------------------------------------------------------------------------------------
           14             TYPE OF REPORTING PERSON:                   IN

------------------------- ---------------------------------------------------------------------------------------------------------

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

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 is hereby replaced in its entirety with the following:

         HEI, of which Mr. Fant is Chairman and Chief Executive Officer, announced in a press release dated October 17, 2000 (the "Press Release") that it no longer intends to commence an exchange offer for Colorado MEDtech shares or solicit proxies for the removal and replacement of the current board of directors of Colorado MEDtech. HEI cited negative market conditions, the announcement of legal claims that may be asserted against Colorado MEDtech and the continued refusal of Colorado MEDtech's board to discuss a sale or other options to maximize shareholder value as being among the reasons for its decision. A copy of the Press Release is attached hereto as Exhibit 1 and is incorporated herein by reference.

         Mr. Fant and HEI are considering and discussing the possibility of unwinding the previously-reported sale and transfer of Colorado MEDtech shares from Mr. Fant to HEI. Assuming that Mr. Fant and HEI decide to unwind the transaction between them, Mr. Fant intends to closely monitor future developments regarding Colorado MEDtech and, in this regard, will evaluate and may consider alternative courses of future action specifically including the commencement of a proxy solicitation for a special shareholders meeting at which he would seek to replace the current Colorado MEDtech board. Future actions that Mr. Fant may consider will depend upon a number of factors, including developments regarding Colorado MEDtech, market, economic and industry conditions, and actions taken by Colorado MEDtech's senior management. Depending upon the course of action that Mr. Fant determines to pursue, Mr. Fant may acquire shares of common stock or dispose of shares of common stock from time-to-time in the open market, in privately negotiated transactions or otherwise.

         Although the foregoing represents the range of activities presently contemplated by Mr. Fant with respect to Colorado MEDtech and the Common Stock, it should be noted that the possible activities of Mr. Fant are subject to change at any time. Except as set forth above, Mr. Fant has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.      DESCRIPTION

         1        Press Release, dated October 17, 2000.





                                       3

                                    SIGNATURE
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 19, 2000





                                            By:/s/ Anthony J. Fant
                                               -------------------------------
                                                   Anthony J. Fant











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